Exhibit 99.1

Brera Holdings PLC (NASDAQ: BREA) Closes ~USD $300 Million PIPE Financing

New York - September 23, 2025 — Brera Holdings PLC (Brera Holdings) (Nasdaq: BREA) today announced the successful closing of its previously announced private investment in public equity (“PIPE”) offering of securities. The PIPE, sponsored by UAE-based technology and blockchain advisory firm Pulsar Group, with backers including RockawayX, Ark Invest and UAE investors, was oversubscribed and generated gross proceeds of ~USD $300 million. To reflect the company’s new focus on the Solana ecosystem, Brera Holdings intends to change its name to Solmate, with BREA shares continuing to trade on Nasdaq under a new ticker symbol.

The ~USD $300 million PIPE financing was structured to provide Solmate with significant capital to fund its digital asset treasury (“DAT”) strategy and plans for revenue-generating crypto infrastructure projects in the UAE, the first of which is planned to be bare metal servers in Abu Dhabi configured to outperform typical DAT validator strategies. The offering was sponsored by UAE-based Pulsar Group, a strategic investment and advisory firm specializing in virtual assets and blockchain, with key commitments secured from USD $2 billion AUM digital asset investment firm and top-tier builder of performant SOL staking infrastructure RockawayX, major investment firm ARK Invest and prominent investors from the UAE.

Proceeds from the PIPE financing will be deployed to initiate Solmate’s strategic acquisition of $SOL, the native token of the Solana blockchain. These initial purchases will mark the first step in building Solmate’s Solana-based digital asset treasury, which aims to drive shareholder value through the accumulation and staking of $SOL, and the development of new revenue streams from advanced Solana staking infrastructure. Through its planned bare metal servers in Abu Dhabi, Solmate seeks to provide regional investors with the opportunity to capitalize on Solana’s native yield-generating capabilities while supporting the growth of the Solana ecosystem and aligning with the UAE’s digital transformation agenda.

Marco Santori, CEO of Solmate said: “Solmate offers a differentiated investment proposition, from our unparalleled proximity to capital, to our discounted entry price for SOL, to our high-performance staking platform leveraging the unique capabilities of the Solana blockchain. Our investment in bare metal servers in Abu Dhabi enables us to deliver superior validation performance and native yield generation that few others can match. This approach aims to create real value for our shareholders and contributes to the broader adoption of Solana, particularly in a strategic region like the UAE, which is rapidly becoming a global hub for blockchain innovation.”

Advisors

Cantor Fitzgerald & Co. acted as exclusive financial advisor and sole placement agent for the PIPE financing. Lowenstein Sandler LLP served as legal advisor to the sponsor group. DLA Piper LLP (US) acted as legal advisor to Cantor Fitzgerald & Co. Sichenzia Ross Ference Carmel LLP acted as legal advisor to Brera Holdings. Boustead Securities LLC acted as advisor to Brera Holdings’ majority shareholder. Wachsman is the communications and strategy firm for the transaction and the agency of record for Solmate.

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About Brera Holdings PLC:

Brera Holdings PLC (Nasdaq: BREA) is an Ireland-based international holding company focused on expanding its global portfolio of men’s and women’s football clubs on three continents through a multi-club ownership (“MCO”) strategy, and the first to list on Nasdaq. Building on the legacy of Brera Milano FC, which it acquired in 2022, Brera in 2025 became majority owner of SS Juve Stabia, known as “The Other Team of Naples,” and a playoff club in Italy’s Serie B league. Brera FC has been crafting an alternative football legacy since its founding in 2000, and the club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA, which has garnered significant media coverage, including from BBC Sport and ESPN. With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

About Pulsar Group:

Pulsar Group is a pioneering advisory firm based in Abu Dhabi, specializing in helping technology disruptors navigate complex regulatory environments, build strategic partnerships, and accelerate market expansion. Pulsar Group partners with bold tech disruptors and leaders of the digital economy. By leveraging its expertise in developing strategic frameworks and fostering collaboration with regional partners, Pulsar Group facilitates its partners’ market adoption and growth in the UAE and the region

Disclaimer

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. Investment in cryptocurrency involves substantial risk, including the risk of complete loss. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements relating to the anticipated benefits of the offering and related transactions, the intended use of proceeds from the offering, the assets to be held by Brera Holdings, the expected future market, price and liquidity of the digital assets Brera Holdings acquires, the macro and political conditions surrounding digital assets, Brera Holdings’ plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other entities in similar business strategies, technological and market trends, future financial condition and performance and the expected financial impacts of the proposed transactions described herein. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the proposed transactions described herein may not be completed in a timely manner or at all; failure to realize the anticipated benefits of the transactions and the proposed DAT strategy; changes in business, market, financial, political and regulatory conditions; risks relating to the Brera Holdings’ operations and business, including the highly volatile nature of the price of Solana and other cryptocurrencies; the risk that the price of Brera Holdings’ securities may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries and markets in which Brera Holdings does and will operate (including the applicable digital assets market); risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in Brera Holdings’ filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and Brera Holdings undertakes no obligation to update or revise any of these statements.